UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, November 22, 2013

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

Sarmiento 299

Re:	EDENOR- Board of Directors´ Meeting´s Minutes and Call to General Extraordinary Shareholders’ Meeting.

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) (“the Company”) in compliance with section 4, paragraphs b) and c) Chapter II of 2013 Rules of the Argentine Securities and Exchange Commission, in order to attach hereto: i) Board of Directors´ Meeting´s Minutes dated November 20, 2013 resolving to call a General Extraordinary Shareholders’ Meeting to be held on Friday December 20, 2013 at 11:30 AM, at Ortiz de Ocampo 3302, Building 4, Ground Floor, City of Buenos Aires (not at the Company’s corporate office); and ii) copy of the Call to Meeting.

Best regards,

_____________________

Carlos Ariosa

Attorney-in-fact

EDENOR’S BOARD OF DIRECTORS´ MEETING´S MINUTES DATED NOVEMBER 20, 2013

“MINUTES No. 377:  In the City of Buenos Aires, on November 20, 2013, at 04:00 p.m., the undersigning Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”), to wit Ricardo Torres, Edgardo Volosín, Gustavo Mariani, Pablo Díaz, Eduardo Llanos, Maximiliano Fernández,  Marcela Sacavini, Edgardo Setti and Eduardo Endeiza held a meeting at Av. del Libertador 6363, 11º Floor, City of Buenos Aires. Mr. Damián Burgio attended the meeting, representing the Supervisory Committee. Furthermore, Mr. Leandro Montero, Finance and Control Director of Edenor S.A. and Mr. Jaime Barba, in charge of the Board of Directors’ Secretary, also attended the meeting. The meeting was chaired by the Chairman of the Board, Mr. Ricardo Torres, who after verifying quorum, declared the meeting duly held and submitted to the consideration of the attending Directors the […] FIFTH ITEM of the Agenda: 5°) CALL TO Edenor S.A.´S General ExtraordinarY SHAREHOLDERS´ MEETING TO BE HELD ON DECEMBER 20, 2013. BOARD OF DIRECTORS’ PROPOSAL. The Chairman explained the need to call a General Extraordinary Shareholders’ Meeting to consider the reversion of the decision related to the mandatory capital reduction made a the Shareholders’ Meeting held on April 25, 2013 as, at that time, the Company met the mandatory capital reduction requirements set forth in section 206 of Law 19.550. As EDENOR´s current accounting situation has overcome those circumstances, the Shareholders’ Meeting is empowered to set aside the decision made at the above-mentioned Meeting, so that the Company’s financial statements reflect its current situation in line with its capital stock. Furthermore, the Chairmen stated that it was necessary to submit to the Shareholders’ Meeting consideration the documents related to the merger of Edenor S.A. with Emdersa Holding S.A. for the Shareholders’ Meeting to ratify and approve the documents previously approved by the Board of Directors and the terms and conditions of the merger so as to proceed with its registration in the applicable registries, and in that sense, the Chairman moved to approve the call to meeting, as follows:

“Class A, B and C shareholders of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (the “Company”) are called to the General Extraordinary Meeting to be held on December 20, 2013 at 11:30 AM, at Ortiz de Ocampo 3302, Building 4, Ground Floor, City of Buenos Aires (not at the Company’s corporate office), in order to consider the following Agenda: 1°) Appointment of two shareholders to sign the minutes; 2°) Reversion of the mandatory capital reduction approved by General Ordinary and Extraordinary Shareholders´ Meeting held on April 25, 2013 based on a change in accounting situation; 3°) Consideration of merger of Edenor S.A. (the “Merging Company”) with Emdersa Holding S.A (the “Merged Company”) in accordance with the provisions of section 82, et. seq. of the Argentine Companies’ Law and section 77, paragraph c), et. seq. and related sections of the Income Tax Law and consideration of the Plan of Merger and Merger Prospectus; 4°) Consideration of the Basic Special Merger Financial Statements of Edenor S.A. and the Consolidated Special Merger Financial Statement of Edenor S.A. and Emdersa Holding S.A; 5°) Authorization to sign on behalf of the Company the Final Merger Agreement; and 6°) Granting of authorizations.

NOTE 1: All Shareholders shall be reminded that Caja de Valores S.A., domiciled at 25 de Mayo 362 (C1002ABH), City of Buenos Aires, keeps records of the Company's book-entry shares. In order to attend the Meeting, they shall obtain proof of the book-entry shares account, such proof being issued for that purpose by Caja de Valores S.A. Moreover, they shall submit such proof for its registration in the Meeting Attendance Registry kept at Floor 12 (Management of Legal Affairs) at the corporate office located at Avda. del Libertador 6363, City of Buenos Aires, by and including December 16, from 10:00 AM to 01:00 PM and from 03:00 PM to 05:00 PM.

NOTE 2: In accordance with the provisions of the Rules of the Argentine Securities and Exchange Commission, at the time of the registration to attend the Meeting, the following information of the shareholder shall be provided: full name in the case of individuals or corporate name in the case of legal entities, type and number of Identity Document in the case of individuals or incorporation registration data in the case of legal entities with express identification of the Registry where legal entity is registered and its jurisdiction; domicile -specifying its type- and signature. Such information shall be provided by the attendee in his/her capacity as the shareholder’s representative.

NOTE 3: Shareholders  shall appear at least 15 minutes in advance to the time scheduled for the Meeting, to furnish the relevant powers of attorney and to sign the Meeting Attendance Registry.”

After discussion, the Board of Directors unanimously RESOLVED TO  approve the call to General Extraordinary Shareholders’ Meeting with the Agenda above and delegate upon the Board of Directors’ Secretary any proceedings required to publish it in the Official Gazette and in a widely circulated newspaper, as well as any other required communication. […] There being no further issues to transact, the meeting was adjourned at 05:00 PM.”- Signatures: Ricardo Torres; Edgardo Volosín; Gustavo Mariani; Pablo Díaz; Eduardo Llanos; Maximiliano Fernández; Marcela Sacavini; Edgardo Setti; Eduardo Endeiza and Damián Burgio.

____________________

Carlos Ariosa

Attorney-in-fact

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.

(EDENOR S.A.)

C A L L

GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING

“Class A, B and C shareholders of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (the “Company”) are called to the General Extraordinary Meeting to be held on December 20, 2013 at 11:30 AM, at Ortiz de Ocampo 3302, Building 4, Ground Floor, City of Buenos Aires (not at the Company’s corporate office), in order to consider the following Agenda: 1°) Appointment of two shareholders to sign the minutes; 2°) Reversion of the mandatory capital reduction approved by General Ordinary and Extraordinary Shareholders´ Meeting held on April 25, 2013 based on a change in accounting situation; 3°) Consideration of merger of Edenor S.A. (the “Merging Company”) with Emdersa Holding S.A (the “Merged Company”) in accordance with the provisions of section 82, et. seq. of the Argentine Companies’ Law and section 77, paragraph c), et. seq. and related sections of the Income Tax Law and consideration of the Plan of Merger and Merger Prospectus; 4°) Consideration of the Basic Special Merger Financial Statements of Edenor S.A. and the Consolidated Special Merger Financial Statement of Edenor S.A. and Emdersa Holding S.A; 5°) Authorization to sign on behalf of the Company the Final Merger Agreement; and 6°) Granting of authorizations.

NOTE 1: All Shareholders shall be reminded that Caja de Valores S.A., domiciled at 25 de Mayo 362 (C1002ABH), City of Buenos Aires, keeps records of the Company's book-entry shares. In order to attend the Meeting, they shall obtain proof of the book-entry shares account, such proof being issued for that purpose by Caja de Valores S.A. Moreover, they shall submit such proof for its registration in the Meeting Attendance Registry kept at Floor 12 (Management of Legal Affairs) at the corporate office located at Avda. del Libertador 6363, City of Buenos Aires, by and including December 16, from 10:00 AM to 01:00 PM and from 03:00 PM to 05:00 PM.

NOTE 2: In accordance with the provisions of the Rules of the Argentine Securities and Exchange Commission, at the time of the registration to attend the Meeting, the following information of the shareholder shall be provided: full name in the case of individuals or corporate name in the case of legal entities, type and number of Identity Document in the case of individuals or incorporation registration data in the case of legal entities with express identification of the Registry where legal entity is registered and its jurisdiction; domicile -specifying its type- and signature. Such information shall be provided by the attendee in his/her capacity as the shareholder’s representative.

NOTE 3: Shareholders  shall appear at least 15 minutes in advance to the time scheduled for the Meeting, to furnish the relevant powers of attorney and to sign the Meeting Attendance Registry.”

The undersigned was appointed Director by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2013, as per Minutes No. 59, elected Chairman by the Board of Directors’ Meeting held on April 25, 2013 as per Minutes No. 368.

Ricardo Torres

Chairman

_____________________

Carlos Ariosa

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 26, 2013